1 Filed by Starwood Hotels & Resorts Worldwide, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Starwood Hotels & Resorts Worldwide, Inc. File No. 001-07959 Explanatory note: The following excerpts are from an investor presentation first used by Interval Leisure Group, Inc. on March 7, 2016, which incorporates information made available by Starwood Hotels & Resorts Worldwide, Inc.

Sample Project: Phased Build Out at Existing Resort


Annual Cash Flow
Developer
Developer (pre-sale)
Financing
Resort (incl Club and Mgt)
Capital
Net Cash Flow
Time 0
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 8
Year 9
Year 10
Ongoing


Cumulative Cash Flow

	Time 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Terminal
EBITDA Margin[2]		15%	17%	21%	22%	26%	31%	32%	33%	33%	36%	
Units Completed		0%	9%	17%	25%	36%	47%	60%	74%	88%	100%	

- Illustrative example of project life cycle for "Future Phases"
- Phased build out of additional units at existing resort to improve capital efficiency and returns
  - Pre-sales generate sufficient cash flow to fund development after year 1
  - VOI sales fully ramped-up after year 4 and generate significant cash flow via securitizations[1]
- Leverages existing common areas and facilities for first 6 years
  - Additional amenities and infrastructure (i.e. club house, check-in facility, parking) built year 7 to support increased number of units
- Creates stable, recurring fee streams and future sales opportunities from new owners

Note: Cash Flows exclude acquisition cost.
1. Assumes annual securitization from year 2 forward
2. Originated EBITDA margin; excludes adjustment related to purchase accounting

2

Note: Cash Flows exclude acquisition cost. Assumes yearly securitization from year 3 forward. Year 1 developer cash flow is negative due to timing of securitization. Originated EBITDA margin; excludes adjustment related to purchase accounting Sample Project: Hotel Conversion Illustrative example of project life cycle for “Transferred Properties” Phased conversion to improve capital efficiency and returns Existing hotel converted to vacation ownership units in phases to limit disruption of hotel operations and better match sales pace VOI sales fully ramped-up after year 2 and generate significant cash flow via securitizations1 60% of investment through year 3 is to improve amenities and infrastructure which benefits entire project and supports sales pace Creates stable, recurring fee streams and future sales opportunities from new owners 3 Annual Cash Flow Cumulative Cash Flow Time 0 Year 1 Year 2 Year 3 Year 4 Year 5 Year 6 Year 7 Year 8 Year 9 Year 10 Ongoing EBITDA Margin 2 10% 11% 14% 18% 21% 24% 26% 24% 30% 30% Units Completed 0% 0% 16% 41% 41% 81% 81% 100% 100% 100% Time 0 Year 1 Year 2 Year 3 Year 4 Year 5 Year 6 Year 7 Year 8 Year 9 Year 10 Terminal Developer Developer (pre-sale) Financing Resort (incl Club and Mgt) Capital Net Cash Flow

4 Cautionary Statement Regarding Forward Looking Statements This communication contains forward-looking statements within the meaning of federal securities regulations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties and other factors that may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. Further results, performance and achievements may be affected by general economic conditions including the impact of war and terrorist activity, natural disasters, business and financing conditions (including the condition of credit markets in the U.S. and internationally), foreign exchange fluctuations, cyclicality of the real estate (including residential) and the hotel and vacation ownership businesses, operating risks associated with the hotel, vacation ownership and residential businesses, relationships with associates and labor unions, customers and property owners, the impact of the internet reservation channels, our reliance on technology, domestic and international political and geopolitical conditions, competition, governmental and regulatory actions (including the impact of changes in U.S. and foreign tax laws and their interpretation), travelers’ fears of exposure to contagious diseases, risk associated with the level of our indebtedness, risk associated with potential acquisitions and dispositions and the introduction of new brand concepts and other risks and uncertainties. These risks and uncertainties are presented in detail in our or Vistana’s filings with the Securities and Exchange Commission (“SEC”). There can be no assurance as to the development of future hotels in the Company’s pipeline or additional vacation ownership units, estimated sales growth or that Vistana will achieve the potential growth scenarios described in this presentation. Although we believe the expectations reflected in forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that results will not materially differ. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between a wholly-owned subsidiary of ILG and Vistana. In connection with the proposed merger, ILG intends has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF ILG AND STARWOOD ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about ILG, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ILG will be made available free of charge on ILG’s investor relations website. Copies of documents filed with the SEC by Starwood will be made available free of charge on Starwood’s investor relations website.

5 Participants in Solicitation ILG and its directors and executive officers, and Starwood and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of ILG common stock in respect of ILG’s stock issuance in connection with the proposed merger. Information about the directors and executive officers of ILG is set forth in the proxy statement for ILG’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2015. Information about the directors and executive officers of Starwood is set forth in the proxy statement for Starwood’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.